SUB-ITEM 77C: Submission of matter to a vote of security holders

(a)            Date of meeting and whether it was an annual or special meeting:

	Shareholders Entitled To Vote	Date of Meeting	Annual/Special Meeting
1	Shareholders of the JNL/Mellon Capital 25 Fund	8/31/15	Special
2	Shareholders of the JNL/Mellon Capital DowSM 10 Fund	8/31/15	Special

(b)	Not Applicable

(c)	Describe each matter voted upon at the meeting and state the number of affirmative votes and the number of negative votes cast with respect to each matter:

	Special Meetings Held on August 31, 2015	Affirmative Votes	Votes Against/ Withheld	Abstentions

1	Shareholders of the JNL/Mellon Capital 25 Fund Approval of the Plan of Reorganization for the reorganization of the Fund into the JNL/S&P 4 Fund	41,177,104.959	1,388,826.770	3,794,868.907

2	Shareholders of the JNL/Mellon Capital DowSM 10 Fund Approval of an investment strategy change for the Fund	26,162,229.382	933,618.806	2,384,417.829

(d)	Not Applicable.